Exhibit 99.1

Commercial Register B of the Local Court of Hof	Company Number HRB 6841
Page 1 of 1

Retrieved on 30 Nov. 2023 at 0920 hours

Entry No.	a) Name of the company b) Registered office, place of business, business address in Germany, authorized recipient, branch offices c) Purpose of the enterprise	Share or nominal capital

a) General provision for representation

b) Board of management,
managing bodies, managing
directors, personally liable
(general) partners, authorized
representatives, and special
power of representation

				Prokura = Full power to represent the company [Authorized signatory = Prokurist DOB: Date of Birth dd/mm/yyyy]	a) Legal form, formation date, articles of association or articles of incorporation b) Other legal relationships	a) Date of entry b) Remarks [dd/mm/yyyy]
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1

a)

Fresenius Medical Care AG

b)

Hof

Business address:

Else-Kröner-Strasse 1, 61352 Bad Homburg

c)

The development, manufacturing, and distribution of and trade in healthcare products, systems and processes in the areas of medical care and health care, including dialysis and related forms of therapy, as well as the provision of any and all services in these areas; projection, planning, establishment, acquisition and operation of healthcare businesses, including dialysis centers, even as separate enterprises or through third parties, and participation in such dialysis centers; development, manufacture and distribution of other pharmaceutical products and the provision of services in this field; the provision of consulting services in the fields of medicine and pharmaceuticals, as well as scientific information and documentation; the provision of services in laboratories for dialysis and non-dialysis patients and homecare medical services.

		EUR 293,413,449.00

a)

The Company shall be represented by two members of the Management Board or by one member of the Management Board acting jointly with an authorized signatory (“Prokurist”).

b)

Appointed:

Chair of the Management Board:

Giza, Helen, of Riverwoods, Illinois, United States, DOB: /24/01/1968

Appointed:

Management Board member:

Maddux, Franklin W., of Lincoln, Massachusetts, United States, DOB: 25/11/1957

Appointed:

Management Board member:

Dr. Mazur-Hofsäß, Katarzyna, of Hofheim am Taunus, DOB: 01/09/1963

Appointed:

Management Board member:

Valle, William, of Estero, Florida, United States, DOB: 06/10/1960

Appointed:

Fischer, Martin, of White Plains, New York, United States, DOB: 08/10/1976

Collective full power of attorney jointly with a Management Board member or another authorized signatory:

Dr. Beringer, Kathrin, of Schweinfurt, DOB: 16/12/1980

Dambeck, Alexandra, of Wiesbaden, DOB: 29/09/1970

Domnica, Alina, of Bad Vilbel,

DOB: 02/11/1981

Dr. Dreyhsig, Jörg, of Berlin,

DOB: 17/03/1964

Dr. Heger, Dominik, of Munich, DOB: 15/09/1975

Dr. Hennke, Peter, of Friedrichsdorf, DOB: 27/05/1972

Dr. Himstedt, Thomas, of Harsum, DOB: 07/09/1971

Dr. Hofmann, Wolfgang, of Frankfurt am Main, DOB: 13/04/1968

Kesper, Jürgen, of Diemelsee, DOB: 13/01/1966

Klotz, Gunther, of Bad Homburg, DOB: 01/01/1965

Köster, Christof, of Bad Homburg,

DOB: 11/06/1971

Mannigel, Martina, of Wiesbaden, DOB: 08/07/1982

Patzak, Steffen, of Friedrichsdorf, DOB: 07/06/1976

Pieper, Arnold, of Ockenheim, DOB: 24/03/1963

Dr. Schermeier, Olaf, of Frankfurt am Main, DOB: 11/07/1972

Stock, Wolfgang, of Schweinfurt, DOB: 10/04/1970

Weitkowitz-Salazar, Beate, of Usingen, DOB: 07/08/1962

Dr. Wild, Thomas, Bad Homburg v.d. Höhe, DOB:06/10/1959

Zange, Julia, of Frankfurt am Main,

DOB: 21/07/1974

a)

Joint stock corporation (Aktiengesellschaft)

Articles of Association dated 07/14/2023.

b)

Established because of the change in legal form of Fresenius Medical Care AG & Co. KGaA with its registered office in Hof (Local Court of Hof HRB 4019).

By resolution of the General Meeting of 27/08/2020, the Management Board is authorized to increase the share capital with the consent of the Supervisory Board once or multiple times by a total of up to EUR 35,000,000.00 against cash contributions by no later than 26/08/2025, whereby shareholder subscription rights may be excluded (Authorized Capital 2020/I).

The Management Board is authorized by resolution of the General Meeting of 27/08/2020 to increase the share capital with the consent of the Supervisory Board by a total of up to EUR 25,000,000.00 against cash or contributions in kind by no later than 26/08/2025, whereby shareholder subscription rights may be excluded (Authorized Capital 2020/II).

The Company’s share capital is conditionally increased by resolution of the General Meeting of 12/05/2011 by up to EUR 8,956,675.00 to serve the 2011 Stock Option Program

(Conditional Capital 2011/1)

						a) 30/11/2023 Übelmesser

Translation prepared November 30, 2023.